SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d- 2(b)


                             Vornado Realty Trust
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Shares, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   929042208
                          -------------------------
                                (CUSIP Number)

                                 March 2, 2000
                          -------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


      /_/   Rule 13d-1 (b)
      /x/   Rule 13d-1 (c)
      /_/   Rule 13d-1 (d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  929042208                  13G      Page   2    of   15   Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Atlantic Properties Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /_/
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia
               5.   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   6.   SHARED VOTING POWER
   OWNED
    BY              5,679,727
   EACH
 REPORTING     7.   SOLE DISPOSITIVE POWER
  PERSON
   WITH             None
               8.   SHARED DISPOSITIVE POWER

                    5,679,727
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,679,727

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%
12.  TYPE OF REPORTING PERSON*

     CO

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  929042208                  13G      Page   3    of   15   Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Commonwealth Atlantic Properties Investors Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /_/
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
               5.   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   6.   SHARED VOTING POWER
   OWNED
    BY              5,679,727
   EACH
 REPORTING     7.   SOLE DISPOSITIVE POWER
  PERSON
   WITH             None
               8.   SHARED DISPOSITIVE POWER

                    5,679,727
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,679,727

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%
12.  TYPE OF REPORTING PERSON*

     CO

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  929042208                  13G      Page   4    of   15   Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     LF Strategic Realty Investors L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /_/
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
               5.   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   6.   SHARED VOTING POWER
   OWNED
    BY              5,679,727
   EACH
 REPORTING     7.   SOLE DISPOSITIVE POWER
  PERSON
   WITH             None
               8.   SHARED DISPOSITIVE POWER

                    5,679,727
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,679,727

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%
12.  TYPE OF REPORTING PERSON*

     PN

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  929042208                  13G      Page   5    of   15   Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lazard Freres Real Estate Investors L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /_/
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
               5.   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   6.   SHARED VOTING POWER
   OWNED
    BY              5,679,727
   EACH
 REPORTING     7.   SOLE DISPOSITIVE POWER
  PERSON
   WITH             None
               8.   SHARED DISPOSITIVE POWER

                    5,679,727
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,679,727

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%
12.  TYPE OF REPORTING PERSON*

     OO

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  929042208                  13G      Page   6    of   15   Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lazard Freres & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /_/
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
               5.   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   6.   SHARED VOTING POWER
   OWNED
    BY              5,679,727
   EACH
 REPORTING     7.   SOLE DISPOSITIVE POWER
  PERSON
   WITH             None
               8.   SHARED DISPOSITIVE POWER

                    5,679,727
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,679,727

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /_/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%
12.  TYPE OF REPORTING PERSON*

     OO

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                        Page  7  of  15  Pages


                                 SCHEDULE 13G


Item 1(a).     Name of Issuer:  Vornado Realty Trust (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices: Park 80 West Plaza II, Saddlebrook, NJ 07663

Item 2(a). Names of Person Filing: This statement is filed on behalf of each of the following persons:

               (i)        Commonwealth Atlantic Properties Inc. ("CAPI")

               (ii)       Commonwealth Atlantic Properties Investors Trust
                          ("CAPIT")

               (iii)      LF Strategic Realty Investors L.P. ("LFSRI")

               (iv)       Lazard Freres Real Estate Investors L.L.C. ("LFREI")

               (v) Lazard Freres & Co. LLC ("Lazard" and, together with CAPI, CAPIT, LFSRI and LFREI, the "Reporting Persons")

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of CAPI is c/o 66 Canal Center, 7th Floor, Alexandria, Virginia 22314.

               The address of the principal business office of LFSRI, LFREI and CAPIT is c/o Lazard Freres Real Estate Investors L.L.C., 30 Rockefeller Plaza, New York, New York 10020.

               The address of the principal business office of Lazard is 30 Rockefeller Plaza, New York, New York 10020.

Item 2(c).     Citizenship:

               (i)             CAPI is a Virginia corporation.

               (ii) CAPIT is a Maryland real estate investment trust.

                                                        Page  8  of  15  Pages


               (iii)           LFSRI is a Delaware limited partnership.

               (iv), (v)       LFREI and Lazard are New York limited liability
                               companies.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share (the "Common Shares")

Item 2(e).     CUSIP Number:  929042208

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

(a)   /_/      Broker or Dealer registered under Section 15 of the Act;

(b)   /_/      Bank as defined in Section 3(a)(6) of the Act;

(c)   /_/      Insurance company as defined in Section 3(a)(19) of the Act;

(d)   /_/      Investment company registered under Section 8 of the
               Investment Company Act;

(e)   /_/      An investment adviser in accordance with Rule 13d-
               1(b)(1)(ii)(E);

(f)   /_/      An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

(g)   /_/      A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G);

(h)   /_/      A savings association as defined in Section 3(b) of the
               Federal Deposit Insurance Act;

(i)   /_/      A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act;

(j)   /_/      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership

Item 4(a).     Amount beneficially owned:

                                                        Page  9  of  15  Pages


                    CAPI beneficially owns 4,998,000 Series E-1 Convertible Preferred Units (the "Preferred Units") of Vornado Realty L.P. (the "Operating Partnership"), which have a liquidation preference of $50.00 per Preferred Unit. Commencing on May 1, 2000, CAPI shall have the right to request the Operating Partnership to redeem Preferred Units for, at CAPI's election, either (i) approximately
          1.1364 Class A Units of the Operating Partnership ("Class A Units") per Preferred Unit, subject to adjustment, or (ii) cash at a redemption price obtained by multiplying the number of Class A Units that would have been receivable under the preceding clause
          (i) by the value (defined generally as the average of the daily market price for the ten consecutive trading days immediately preceding the date with respect to which value must be determined) (the "Value") on the redemption date of one Common Share.

                    If CAPI elects to require the Operating Partnership to redeem the Preferred Units for cash, the Issuer, as General Partner of the Operating Partnership, may, in its sole discretion, elect to assume directly and satisfy the redemption right by delivering to CAPI either (x) the cash redemption price described in clause (ii) of the preceding sentence or (y) a number of Common Shares equal to the number of Class A Units that would have been issuable by the Operating Partnership if CAPI had elected to receive Class A Units rather than cash.

                    If CAPI elects to require the Operating Partnership to redeem Preferred Units for Class A Units, CAPI would have the right to require the Operating Partnership to redeem Class A Units for cash in an amount equal to the Value of an equivalent number of Common Shares. The Issuer, as General Partner of the Operating Partnership, would be permitted, in its sole discretion, to elect to assume directly and satisfy the redemption right by delivering to CAPI either (x) the cash amount that would have been payable by the Operating Partnership or (y) a number of Common Shares equal to the number of Class A Units that CAPI had requested the Operating Partnership to redeem.

                    All of the common stock of CAPI is owned by CAPIT and LFSRI. LFSRI also owns all of the common stock of CAPIT. CAPIT and LFSRI may be deemed to be the beneficial owners of the Class A Units beneficially owned by CAPI. As the general partner of LFSRI, LFREI may be deemed to be the beneficial owner of the Class A Units beneficially owned by CAPI. As the managing member of LFREI,

                                                       Page  10  of  15  Pages


          Lazard may also be deemed to be the beneficial owner of the Class A Units beneficially owned by CAPI.

                    Assuming all of CAPI's Preferred Units were converted to Class A Units, which were then converted to Common Shares, CAPI would beneficially own 5,679,727 Common Shares, and CAPIT, LFSRI, LFREI and Lazard could then be deemed to beneficially own such Common Shares.

                    Each of the Reporting Persons disclaims beneficial ownership of any Common Shares.

Item 4(b).     Percent of Class:

                    See Item 11 of the cover pages, which is based on Item 9 of the cover pages. See Item 4(a).

                    The percentage has been computed based on the 85,948,399 Common Shares outstanding as of October 25, 1999, as indicated in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1999, as filed with the Securities and Exchange Commission.

Item 4(c).     Number of shares as to which such person has:

               (i)        Sole power to vote or to direct the vote

                               See Item 5 of the cover pages.

               (ii)       Shared power to vote or to direct the vote

                               See Item 6 of the cover pages.

               (iii)      Sole power to dispose or to direct the disposition of

                               See Item 7 of the cover pages.

               (iv) Shared power to dispose or to direct the disposition of

                               See Item 8 of the cover pages.

                                                       Page  11  of  15  Pages


Item 5.        Ownership of Five Percent or Less of a Class.

                    Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not Applicable

Item 8.        Identification and Classification of Members of the Group.

                    Not Applicable

Item 9.        Notice of Dissolution of Group.

                    Not Applicable

Item 10.       Certifications.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                       Page  12  of  15  Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 2000

                          COMMONWEALTH ATLANTIC PROPERTIES INC.

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Vice President


                          COMMONWEALTH ATLANTIC PROPERTIES
                          INVESTORS TRUST

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Vice President, Chief Financial
                                         Officer and Trustee


                          LF STRATEGIC REALTY INVESTORS L.P.

                          By: Lazard Freres Real Estate Investors L.L.C., its general partner

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Principal and Chief Financial Officer


                          LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Principal and Chief Financial Officer

                                                       Page  13  of  15  Pages


                          LAZARD FRERES & CO. LLC

                          By:  /s/ Scott D. Hoffman
                               ___________________________________________
                               Name:     Scott D. Hoffman
                               Title:    Managing Director

                                                       Page  14  of  15  Pages




                            Joint Filing Agreement


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares of Vornado Realty Trust and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of March 10, 2000.


                          COMMONWEALTH ATLANTIC PROPERTIES INC.

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Vice President


                          COMMONWEALTH ATLANTIC PROPERTIES
                          INVESTORS TRUST

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Vice President, Chief Financial
                                         Officer and Trustee


                          LF STRATEGIC REALTY INVESTORS L.P.

                          By: Lazard Freres Real Estate Investors L.L.C., its general partner

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Principal and Chief Financial Officer

                                                       Page  15  of  15  Pages


                          LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                          By:  /s/ John A. Moore
                               ___________________________________________
                               Name:     John A. Moore
                               Title:    Principal and Chief Financial Officer


                          LAZARD FRERES & CO. LLC

                          By:  /s/ Scott D. Hoffman
                               ___________________________________________
                               Name:     Scott D. Hoffman
                               Title:    Managing Director